Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2025 and 2024 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024 included in our annual report on Form 20-F (“2024 Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 17, 2025. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. “CBL International” refers to CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), our holding company and a Cayman Islands company, the listing vehicle of Banle Group (“Banle”). “We”, “us”, “our” or the “Group” refers to CBL International Limited and all its subsidiaries, unless the context requires otherwise.

Cautionary Note Regarding Forward-Looking Statements

This interim report on 6-K contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements included in this interim report relating to, among others:

●	our goals and strategies;

●	our expansion plans;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the trends in, and size of, the bunkering markets in Asia Pacific and Europe;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

●	our expectations regarding the strength of future growth of the shipping industry, including the rates of annual demand and supply growth;

●	our expectations about the availability of insurance on commercially reasonable terms;

●	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements and financing arrangements;

●	competition in our industry;

●	laws, regulations, and policies relating to the bunkering industry in the markets in which we operate; and

●	general economic and business conditions.

Further, such forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation, risks and uncertainties related to:

●	fluctuations in our future operating or financial results;

●	the strength of the shipping industry, including the rates of annual demand and supply growth;

●	geopolitical risks including the Red Sea crisis and broader middle east tensions, Gaza-Israel conflict, and the Russia-Ukraine conflict;

●	the potential disruption of shipping routes, including due to low water levels in the Panama Canal and ongoing attacks by Houthis in the Red Sea;

●	trade policies and tariffs, and the potential expansion of trade restrictions could affect trade volumes and bunkering demand;

●	greenhouse gas reduction programs and other environmental and climate change legislation adopted by governments around the world, including cap and trade regimes, carbon taxes, increased efficiency standards and mandates for renewable energy, each of which could increase our operating and compliance costs as well as adversely impact our sales of fuel products;

●	the rapid advancement and adoption of AI technologies in the maritime and logistics sectors could impact our business if competitors utilize AI-driven solutions for supply chain optimization, predictive analytics, or automated bunkering processes more effectively than us, potentially leading to reduced market share or increased pricing pressures;

●	our ability to make dividend payments including the availability of cash and the impact of constraints under our loan agreements and financing arrangements;

●	future acquisitions, business strategy and expected capital spending;

●	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand, fluctuations in crude oil and refining costs and narrowing margins on fuel sales;

●	assumptions regarding interest rates and inflation;

●	our ability to capitalize on our management’s and directors’ relationships and reputations in the shipping industry to our advantage;

●	our ability to obtain insurance on commercially reasonable terms;

●	potential liability from future litigation;

●	our compliance with the continued listing standards of The Nasdaq Capital Market; and

●	other important factors described from time to time in the reports we file with the SEC.

These forward-looking statements are subject to a number of additional risks, uncertainties and assumptions, including those described herein and in the “Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in our 2024 Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. CBL expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statements contained herein to reflect any change in our expectations with respect to any such statement, or any change in events, conditions or circumstances on which any such statement is based.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

Business Overview

Brief introduction

1. Business Overview

CBL International Limited (“CBL” or the “Company”) is a marine fuel logistics provider offering comprehensive bunkering services across strategic global ports. Historically focused on container liners, the Company has extended our coverage to include bulk carriers and oil tankers, broadening its customer base and revenue streams. Operating in fossil fuel and expanding in sustainable fuel markets, CBL’s presence spans to 65 ports in Asia Pacific, Europe, Africa, and Central America, enabling it to serve key global trade routes with competitive pricing and reliable delivery.

Our operations are based in Hong Kong, Ireland, Malaysia and Singapore. We do not conclude and book any transactions in China. All of our transactions for vessel refueling services were concluded, and revenue was booked under our subsidiaries established in Malaysia, Hong Kong and Singapore. Although we deliver our services through our suppliers in China and Hong Kong, most of our customers are international container liners and major ship operators.

Our competitive edge lies in the breadth of our service network and our ability to manage every step of the bunkering process—from supplier negotiations to delivery and quality assurance—ensuring efficiency and consistency for our clients.

1.1 Service Network Expansion

As of June 30, 2025, CBL’s global service network had expanded to 65 ports, marking a significant milestone in our growth strategy. The Asia Pacific region remained CBL’s primary revenue driver, with key contributions from China, Hong Kong, Malaysia, Singapore, and South Korea. Our service delivery locations are determined by the operational needs of customers, which primarily include leading international container liner operators. Given several ports in Asia Pacific are major global shipping hubs, bunkering operations in these regions account for a significant portion of deliveries. In Europe, Africa and Central America, we continue to develop our presence through our service network and maintain relationships with suppliers and customers. While current volumes in these regions remain steady, we are well positioned to scale operations in response to rising customer demand, ensuring we can meet market needs as they arise.

Additionally, CBL has been actively targeting new customers, including mid-tier shipowners, tankers, and oil companies. This strategic effort has diversified our customer base beyond container liners to include bulk carriers and oil tankers. Non-container liner sales now account for 36.9% of revenue, while sales concentration among our top five customers declined to 60.4% in the first half of 2025 (vs 66.7% in 1H2024). At the same time, revenue from the top 12 global container liner customers increased year-on-year. New business momentum remains strong, together contributing 11.9% of total sales during the period.

1.2 Increase in Sales Volume

In the first half of 2025, CBL grew sales volume by 9.8% despite a volatile macro environmental instability. Growth was driven by network expansion, new customer acquisitions, and expansion toward non-container liner and biofuel segments. By June 30, 2025, we continued to service nine of the world’s top 12 container shipping lines, which contributed to nearly 60% of global container fleet capacity. Volume attributable to deliveries in Asia Pacific surged 9.1% year-on-year, reflecting our strong position in Asia Pacific and the effectiveness of our expansive network to capture regional customer demand across various ports in the Asia Pacific. These results underscore the effectiveness of our network in capturing demand and offering competitive pricing across multiple ports, even amid market turbulence.

Overall revenue fell 4.4% mainly related to a decrease of 12.0% in Mean of Platts Singapore (MOPS) average oil prices of 10PPM MGO, LSFO 0.5% and HSFO 380 during the period, offset by higher volumes. Gross profit remained the same level with an increase in sales volume to cope with the challenging competition in the market, while our gross profit margin increased from 0.98% in 1H2024 to 1.02% in 1H2025. This margin expansion reflects the Company’s strategic approach to maintaining profitability while growing market share in a competitive environment, with early signs of recovery as gross profit margin improved over 2H2024 and FY2024 levels. Lower oil prices reduced capital requirements and improved liquidity, which was further strengthened by expanded banking facilities of $50.0 million as of June30, 2025, enhancing financial flexibility to fund growth initiatives.

Our principal bankers include The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), DBS Bank (Hong Kong) Limited (“DBS”), Standard Chartered Bank (Singapore) Limited (“Standard Chartered Singapore”), Taishin International Bank Co., Ltd., Hong Kong Branch  (“Taishin Hong Kong”) and Cathay United Bank Company, Limited, Hong Kong Branch (“Cathay United Hong Kong”).

Net loss was reduced by 38.8%, mainly attributable to the reduction of operating expenses by 17% through the costs saving and control initiatives in the Group’s operations during the period. A strong current ratio of 1.54 and improved capital days, which measures how long it takes for a business to turn its working capital into cash, reflect improved working capital efficiency for CBL to cope with competitive market situations.

1.3 Biofuel Supply & Sustainability Efforts

Biofuel sales surged 154.7% year-on-year in 1H2025, with volumes up 189.5%, reinforcing CBL’s forerunning position in sustainable marine fuels. Demand was fueled by stricter environmental regulations, including IMO’s Carbon Intensity Indicator and the EU’s FuelEU Maritime, which are accelerating the shift toward low-carbon solutions. CBL stayed ahead of this trend with the successful rollout of its B24 biofuel in China, Hong Kong, and Malaysia, followed by a 2025 launch in Singapore. B24, comprising 76% conventional fuel and 24% UCOME, cuts greenhouse gas emissions by 20% compared with traditional marine fuels.

Our commitment to quality and compliance is underpinned by ISCC EU and ISCC Plus certifications, along with partnerships with certified suppliers to ensure secure and sustainable sourcing. With biofuel demand continuing to climb, CBL is broadening its green energy portfolio by exploring LNG and methanol, strengthening our ability to meet customer decarbonization goals and secure a competitive edge in the evolving marine fuel market.

1.4 Geopolitical Resilience

Despite the challenging macroeconomic environment, CBL has demonstrated remarkable resilience in navigating geopolitical disruptions, particularly in the Red Sea and the Middle East. We continued to ensure uninterrupted bunkering operations through our supply network, while capitalizing on demand surges in alternative routes. The ongoing geopolitical tensions, along with the changes in global trade patterns due to the impact of U.S. tariffs policy, diverted seaborne trade to new routes, particularly intra-Asia and Euro-Asia. The overall impact on CBL has so far been limited, with our wide network positioning us to capture demand from shifting trade flows. We continue to monitor the situation in the second half of the year as global trading patterns evolve. At the same time, it is our policy to refrain from supplying to sanctioned ships, with reference to the United Nations Security Council Consolidated List.

This shift in trade flows has led to increased demand for bunkering services along the Euro-Asia and intra-Asia corridors, where CBL’s extensive network across Asia Pacific, Europe, and Africa has enabled us to successfully capture additional demand from vessels rerouted around key chokepoints. Our ability to manage these disruptions effectively, ensuring consistent fuel supply to our customers, underscores CBL’s operational resilience.

1.5 Capital Markets

In January 2025, the Company filed a shelf registration statement, which became effective with the SEC on January 24, 2025, allowing for the offering of securities with an aggregate initial offering price of up to $50.0 million. Following this, on February 28, 2025, the Company initiated an at-the-market (ATM) offering with a total offering price of up to $2,604,166. The net proceeds from the ATM offering will be used for general corporate purposes, including acquisitions, business opportunities, and debt repayment, with management retaining discretion over the allocation.

Additionally, on June 3, 2025, the Company launched a share repurchase program, approved by the board of directors, authorizing repurchases of up to the lesser of $5.0 million worth of ordinary shares or 5.0 million ordinary shares, set to expire on April 15, 2028. Repurchases will be made in the open market, with amounts and timing depending on market conditions and corporate needs.

2. Macroeconomic Environment

2.1 Geopolitical Tensions and Market Impacts

The first half of 2025 witnessed an uncertain macroeconomic environment, with global GDP growth projected to slow to 2.3% in 2025, the weakest pace outside of recessions since 2008, according to the World Bank. This slowdown, driven by weaker consumer confidence, rising inflationary pressures, and global economic uncertainties, had a ripple effect on international trade.

The container shipping sector, which is crucial to CBL’s bunkering operations, has navigated an increasingly complex landscape. Seaborne trade showed modest resilience, expanding by 1.5% in the first quarter and accelerating to a projected 2% in the second quarter, according to UNCTAD. While container shipping volumes showed resilience in the first half of 2025, continued uncertainty around economic conditions, trade policies, and weaker consumer confidence poses further complications for the industry’s outlook.

Oil price fluctuations—driven by geopolitical risks and shifting supply-demand dynamics—remained a key factor in the global fuel markets during 1H2025. While prices trended lower due to increased supply and economic concerns, the lower pricing eased working capital requirements on CBL, providing CBL with greater financial flexibility. Meanwhile, our business model incorporates a “cost plus” pricing mechanism, ensuring that any changes in market prices are passed directly to customers. As a result, we are not exposed to commodity price volatility, allowing us to maintain stability while benefiting from improved financial flexibility.

One of the notable disruptions in global shipping was the ongoing instability in the Red Sea, where vessels were rerouted via the Cape of Good Hope. This diversion extended Euro-Asia voyages by 10-14 days, resulting in increased fuel consumption due to longer travel distances. Consequently, demand for bunkering services surged at alternative ports along these re-routed shipping lanes. CBL targeted the increased demand from rerouted vessels, ensuring that our strategic supply chain could meet these demands, allowing us to maintain the stability of our offerings and capitalize on the opportunities created by these disruptions.

Broader tensions in the Middle East, including the ongoing Israel-Gaza conflict, further disrupted global shipping. These tensions led to higher insurance premiums and increased operational costs for vessel operators. Additionally, the situation in Ukraine and the accompanying sanctions contributed to instability in energy markets, prompting the European Union to seek alternatives to Russian fuel supplies. This shift added volatility to global oil prices, creating challenges in fuel supply and demand. In response, CBL adheres to a policy of refraining from supplying vessels subject to sanctions that are outlined in the United Nations Security Council Consolidated List, which helps mitigate the impact of conflicts in the Middle East on our operations.

U.S. trade policy, particularly the tariffs implemented in April 2025, significantly impacted global trade flows, leading to shifts in shipping volumes. These tariffs redirected cargo from traditional routes, especially between China and the U.S. to alternative regions such as intra-Asia and Europe. This adjustment increased demand for bunkering services along these alternative corridors, particularly in the Asia Pacific and Euro-Asia regions. According to Dynaliners, total exports to the Far East from other regions from Jan to May rose by 7.8%, while total imports from the Far East to other regions from Jan to May increased by 2.3%. The resulting shift in trade patterns disrupted global shipping, particularly in the container sector, which saw heightened regional activity due to rerouting. CBL effectively responded by capturing this increased demand, resulting in a notable rise in sales volumes across Asia Pacific and Europe. However, the long-term effects of these policy changes remain uncertain. Tariffs and geopolitical shifts may continue to influence global trade patterns and the demand for our services.

Despite the challenges posed by uncertain global economic conditions and geopolitical volatility, our gross profit remained stable, and we successfully reduced net losses, driven by our diversified customer base and continued focus on operational efficiency and strategic cost management. The strategies and measures we implemented have proven effective in navigating these turbulent times. Nevertheless, given the unpredictability of U.S. trade policy, oil prices, and geopolitical risks, we remain cautious about the outlook as further uncertainties could impact our results of operations for a particular period.

2.2 Biofuel and Green Marine Fuel Markets

The adoption of biofuels and other sustainable marine fuels is accelerating as stricter environmental regulations reshape the shipping industry. The IMO’s 2023 GHG Strategy and the EU’s FuelEU Maritime rules, along with the phased rollout of the EU emissions trading system—requiring allowances for 70% of emissions on intra-EU voyages—are driving a decisive shift toward low-carbon fuels. The introduction of the Mediterranean Emissions Control Area in May further boosted bunker demand for sustainable solutions.

In April 2025, the IMO approved a global GHG framework for full implementation by 2028, intensifying pressure to cut emissions and spurring investment in vessels capable of running on zero-carbon fuels. With consultant agency Exactitude Consultancy projecting a 50.4% CAGR for the green marine fuel market from 2023 to 2030, demand for biofuels is expected to climb sharply. Leveraging its early move into sustainable fuels, CBL is expanding its biofuel supply chain and exploring LNG and methanol, positioning itself to capture growth while helping customers meet tightening decarbonization targets across Asia Pacific, Europe, and other key markets.

Results of Operations

Financial Summary

Results of Operations

The following provides a summary of our consolidated results of operations for the six months ended June 30, 2025 and 2024 (in thousand dollars):

	For the Six Months Ended June 30,
	2025 (Unaudited)	2024 (Unaudited)	Changes	%
Revenue	$265,171	$277,232	$-12,061	-4.4%
Gross profit	2,715	2,716	-1	-0.0%
Total operating expenses	3,416	4,118	-702	-17.0%
Loss from operations	(701)	(1,402)	-700	-49.9%
Net interest costs & other expense	(290)	(218)	-72	-33.0%
Loss before income taxes	(991)	(1,620)	-629	-38.8%
Provision for income taxes	(1)	*	-1	-0%
Net loss	(992)	(1,620)	-628	-38.8%

*	Represents rounded up figure of less than a thousand dollars.

Revenue. Our consolidated revenue decreased by $12,061,000 or 4.4% from approximately $277,232,000 for the six months ended June 30, 2024, to approximately $265,171,000 for the six months ended June 30, 2025. The decrease was mainly attributable to the decrease in the marine fuel price which was partially offset by the increase in the sales volume.

The increase in our sales volume for the period was mainly driven by network expansion, new customer acquisitions, and expanding toward non-container liner and biofuel segments. Furthermore, our network demonstrated the Group’s resilience to geopolitical impacts on the marine industry.

Gross profit. Our consolidated gross profit for the six months ended June 30, 2025 was $2,715,000, almost the same as that for the six months ended June 30, 2024. We managed to maintain our gross profit with an increase in sales volume to cope with the challenging competition in the market.

Operating expenses. Consolidated operating costs and expenses for the six months ended June 30, 2025, were $3,416,000, decreased by $702,000, or 17%, compared to the six months ended June 30, 2024. We spent effort and resources to develop new ports, improve customer base, and diversify profit mix during 2024 including some non-recurrent spending, such as port operation preparation for new ports and market intelligence regarding new customers and new products such as biofuels and methanol. In this regard, there was much less such spending in the first half of 2025, thus our operating costs for the period were lower than that for the same period last year. Furthermore, the initiatives in streamlining our operations and rationalizing our resources during the period were returned with savings in our operating costs.

Other expenses. For the six months ended June 30, 2025, we incurred interest and other expenses of $290,000, compared to that of $218,000 for the six months ended June 30, 2024, increased by $72,000. The increase was mainly attributable to the increase in financing costs of $54,000 and in currency exchange loss of $18,000 during the six months ended June 30, 2025. The increase in interest expenses was due to expansion of our banking facilities.

Net loss. Net loss reduced by $628,000 from $1,620,000 for the six months ended June 30, 2024, to $992,000 for the six months ended June 30, 2025. The decrease was mainly attributable to the reduction of operating expenses through the costs saving and control initiatives in the Group’s operations during the period.

Liquidity & Capital Resources

Liquidity to fund working capital is a significant priority for the Group. Our liquidity consists principally of cash and availability of trade credit or other sources of financing which would be adversely affected by various factors, including the timing of receipts from our customers and payments to our suppliers, changes in fuel prices, as well as our financial performance.

Based on the information currently available, we believe that our cash and cash equivalents as of June 30, 2025, are sufficient to fund our working capital. With regard to capital expenditure requirements, since we adopt an asset-light approach in dealing our businesses, we do not plan and foresee any significant capital expenditure for at least the next twelve months after the financial statements are issued and the foreseeable future thereafter.

Receivables Purchase Agreements. We have accounts receivable programs under receivables purchase agreements (“RPAs”) offered by financial institutions that allow us to sell a specified amount of qualifying accounts receivable and receive cash consideration equal to the total balance, less an associated fee. The RPAs provide the constituent banks with the ability to accept in their discretion any particular customers to the program. The fees the institutions charge us to purchase the receivables from these customers can be impacted by the level of risks associated with these customers.

Receivable backing financing facilities. Under the agreement with financial institutions, cash advances are available to the Group to draw, which is backed by a specified amount of qualifying accounts receivable. The financial institutions have the discretion to accept any particular customers to the program. Interest will be charged on the advances drawn, which are based on the level of risks associated with these customers.

Program to issue new shares. The Company entered into an agreement with an agent under which the Company can issue new shares at the market price. During the six months ended June 30, 2025, the Company has successfully issued certain number of shares to the market for cash.

Working capital

The working capital of the Group is summarized as follows (in thousand dollars):

	As of June 30, 2025	As of December 31, 2024	Changes	%
	(Unaudited)	(Unaudited)
Total current assets	$60,770	$68,340	$-7,570	-11.1%
Total current liabilities	39,553	46,490	-6,937	-14.9%
Total working capital	21,217	21,850	-633	-2.9%

The Group’s working capital as of June 30, 2025 was $21,217,000, reduced by $633,000 from $21,850,000 as of December 31, 2024. The decrease was mainly attributable to the net loss incurred during the six months ended June 30, 2025, net of the depreciation and amortization charges in non-current assets.

Cash Flows

The following table reflects the major categories of cash flows (in thousands).

	For the Six Months Ended June 30,
	2025	2024
Net cash (used in) provided by operating activities	$(1,183)	$2,302
Net cash used in investing activities	(3)	(17)
Net cash used in financing activities	(1,410)	-

Operating Activities. Net cash used in operating activities of $1,183,000 for the six months ended June 30, 2025, compared to cash provided of $2,302,000 for the period ended June 30, 2024, representing a reduction of $3,485,000 in operating cash flow. The decrease in operating cash flow was in line with the Group’s financial performance.

Investing Activities. Net cash used in investing activities of $3,000 for the six months ended June 30, 2025, comprised mainly the acquisition of office equipment.

Financing Activities. The cash used in during the period ended June 30, 2025 were the repayment of borrowings of $1,360,000 previously drawn under a receivable backed facility. In addition, the Company repurchased some ordinary shares of the Company. Together these events led to the result of a net cash outflow of $1,410,000 for the period.

Obligations and commitments

Apart from trade payables and borrowings from financial institutions, the Company did not enter into any other debt arrangement during the period ended June 30, 2025. We entered into lease arrangements for the use of offices for our operations. Apart from the leases for offices, we do not have any lease agreement as of June 30, 2025.

We structure our trade deals in such a way that in all material aspects, we are not directly exposed to commodity price risk or market price volatility. This is primarily due to the nature that the majority of our contractual agreements incorporate a pass-through mechanism for price fluctuations. Specifically, our contracts include an add-on pricing structure, whereby any increase in market prices is passed on to the customer, and any decrease in market prices results in a corresponding reduction in the price charged to the customer. As a result, we do not bear the risk associated with volatile marine fuel prices, as these fluctuations are directly reflected in the pricing terms agreed upon with our customers. However, in certain circumstances, when there are mismatches in our buy and sell terms and arrangements, under which we will be exposed to market price risks, we will then utilize derivatives as instruments to effectively mitigate the exposure in market price risk to the largest extent. That means we enter into derivative arrangements only when have market price risk exposure with mismatches between buy and sell pricings, thus in all material aspects, we do not have derivative exposure to price fluctuation risks.

From time to time, we fix purchase commitments associated with our risk management program, as well as a purchase contract with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices on the basis that we have already secured sales orders from our customers. As of June 30, 2025, we did not enter into such purchase agreements with any supplier.

Capital Expenditures. During the period ended June 30, 2025, we incurred modest capital expenditures in the ordinary course of business of $3,000, the majority of which comprises office equipment. Since we adopt an asset-light approach in dealing our businesses, we do not plan and foresee any significant capital expenditure for the next twelve months after the financial statements are issued and the foreseeable future thereafter.